

SECU. 19010463

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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

Mail Pro... *S*EC
SEC FILE NUMBER
8-369916
8-36916

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

MAY 0 1 2019
Washington DC
408

REPORT FOR THE PERIOD BEGINNING 01/01/18 AND ENDING 12/31/2018

<table>
<tr><td>MM/DD/YY</td><td>MM/DD/YY</td></tr>
</table>

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vaughan and Company Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

68 Passaic Street

(No. and Street)

Ridgewood	NJ	07450
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James D. Vaughan, III   201 444 1361

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDG-CPAS, PC

(Name – *if individual, state last, first, middle name*)

76 Walnut Street	Ridgewood	NJ	07450
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, James D. Vaughan, III _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vaughan and Company Securities, Inc. _____ , as of December 31, 2018, Restated as of April 16 _____ , 20 19 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

KATARZYNA KAROLEWSKA
A Notary Public of New Jersey
My Commission Expires 01/23/2022

President and CEO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Vaughan & Company Securities, Inc.

Financial Statements and
Supplementary Information

December 31, 2018

VAUGHAN & COMPANY SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2018

TABLE OF CONTENTS



76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

A PROFESSIONAL CORPORATION

Founded 1982

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Vaughan & Company Securities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Vaughan & Company Securities, Inc. (the "Company") as of December 31, 2018, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Vaughan & Company Securities, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Vaughan & Company Securities, Inc.'s management. Our responsibility is to express an opinion on Vaughan & Company Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Vaughan & Company Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter

As disclosed in Note 9 to the financial statements, subsequent to February 28, 2019, management discovered that the computation of basic net capital requirement under the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission utilized the minimum dollar net capital requirement instead of the minimum net capital required (6-2/3% of aggregate indebtedness). Supplemental Schedule I and Note 5 to the financial statements have been restated accordingly. Furthermore, management included an additional disclosure related to the impact of FASB Accounting Standards Codification (ASC) Topic 606 on the Company and included a clarifying disclosure pertaining to commissions receivable. Select identified disclosures within Note 1 to the financial statements have been restated accordingly. These revisions had no impact on the Company's statement of financial condition, stockholders' equity, net income, or cash flows, and also had no impact on the Company's net capital. These financial statements have been restated as of April 16, 2019 to reflect these revisions. Our opinion is not modified but has been dual dated with respect to these matters.

Auditor's Report on Supplemental Information

The supplemental information listed in the accompanying Table of Contents has been subjected to audit procedures performed in conjunction with the audit of Vaughan & Company Securities, Inc.'s financial statements. The supplemental information is the responsibility of Vaughan & Company Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BDG-CPAs

We have served as Vaughan & Company Securities, Inc.'s auditor since 2016.

BDG-CPAs, PC
Ridgewood, NJ
February 28, 2019
(except for Notes 1, 5, and 9, as to
which the date is April 16, 2019)



VAUGHAN & COMPANY SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2018

ASSETS

ASSETS		
Cash	$	10,806
Deposits with clearing organization		63,617
Fees receivable		187,328
TOTAL CURRENT ASSETS		261,751
TOTAL ASSETS	$	261,751

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and other accrued expenses	$	56,424
Accrued manager fees		43,395
Accrued payroll and payroll taxes		54,376
TOTAL CURRENT LIABILITIES		154,195
TOTAL LIABILITIES	$	154,195

STOCKHOLDERS' EQUITY		
Common stock		
Class A, voting, $3 par value - 100 shares authorized, 100 shares issued and outstanding	$	300
Class B, voting, $3 par value - 9,900 shares authorized, 9,900 shares issued and outstanding		29,700
Retained earnings		77,556
TOTAL STOCKHOLDERS' EQUITY		107,556
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	261,751

The accompanying notes are an integral part of the financial statements.

VAUGHAN & COMPANY SECURITIES, INC.

STATEMENT OF INCOME

For the Year Ended December 31, 2018

REVENUES		
Asset Management Fees	$	1,734,593
Mutual fund fees		169,736
Interest income		7,985
TOTAL REVENUES		1,912,314
EXPENSES		
Employee compensation and benefits		1,470,722
Travel and selling		84,673
Commissions and fees		54,270
Technology and communications		23,572
Securities fees		17,428
Rent and occupancy		83,039
Professional fees		38,433
Office and other expenses		125,827
Auto lease expense		12,831
TOTAL EXPENSES		1,910,795
INCOME BEFORE TAXES		1,519
PROVISION FOR INCOME TAXES		1,500
NET INCOME	$	19

The accompanying notes are an integral part of the financial statements.

VAUGHAN & COMPANY SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Year Ended December 31, 2018

	Class A Common Stock	Class B Common Stock	Retained Earnings	Total
Balance at December 31, 2017	$ 300	$ 29,700	$ 141,537	$ 171,537
Net income			19	19
Distributions			(64,000)	(64,000)
Balance at December 31, 2018	$ 300	29,700	77,556	107,556

The accompanying notes are an integral part of the financial statements.

VAUGHAN & COMPANY SECURITIES, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	19
Amortization on prepaid lease		
Change in:		
Fees receivable		39,915
Deposits with clearing organization		(1,705)
Prepaid expenses		8,505
Accounts payable, accrued expenses and other current liabilities		(16,455)
NET CASH PROVIDED BY OPERATING ACTIVITIES		30,279
CASH FLOWS FROM INVESTING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends Paid		(64,000)
NET CASH USED BY FINANCING ACTIVITIES		(64,000)
NET (DECREASE) IN CASH		(33,721)
CASH - beginning		44,527
CASH - ending	$	10,806
SUPPLEMENTAL DISCLOSURES:		
Cash paid for:		
Income Taxes	$	1,500
Interest		-

The accompanying notes are an integral part of the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Vaughan & Company Securities, Inc. (the Company) is engaged in the sale of publicly traded securities, provides investment advice and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's office is located in Ridgewood, New Jersey. The Company was incorporated in New Jersey in November 1986. The business commenced in March 1987.

New Accounting Pronouncements - Restated

The Financial Accounting Standards Board (FASB) issued Accounting Standards Codification (ASC) Topic 606, *Revenue from Contracts with Customers*, in May 2014. The requirements of FASB ASC 606 were effective for the Company for the year ended December 31, 2018. Management has evaluated the new guidance in ASC 606 and has determined that there is no change in the manner that the Company recognizes investment advisory fee revenue and commissions revenue, as both continue to be recognized in the period in which the fee is earned. Furthermore, management has determined that the required guidance in ASC 606 does not have an impact on the Company's financial or regulatory capital.

Cash

In addition to its operating account, the Company maintains seven separate accounts with Pershing, LLC (Pershing) in order to execute securities transactions.

Restricted Cash

Restricted cash balance is the mandated deposit account with Pershing $ 63,617 as of December 31, 2018.

Commissions Receivable - Restated

Commission revenue and related clearance expenses are recorded as securities transactions occur and are credited within the related brokerage account. Commissions receivable are stated without provision for doubtful accounts. Management believes all amounts are collectible in full.

Investment Advisory Fees

Fee revenue is recognized in an amount that reflects the consideration to which the Company expects to be entitled in exchange for advisory services provided net of fees   paid to third party investment advisors.

Income Taxes

The Company has elected to be taxed as an "S" corporation under the Internal Revenue Code and applicable New Jersey statutes. The stockholders of the corporation are taxed on their proportionate share of the Company's taxable income on their personal tax returns. The portion of the New Jersey income tax that is the responsibility of the Company is provided for, using statutory rates.

Management Estimates

Management uses estimates and assumptions in preparing the financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses. Estimates used in preparing these financial statements include those assumed in computing commissions receivable, and those used in accruing liabilities for certain expenses. Actual results could differ from those estimates.

2. RETIREMENT PLAN

The Company adopted a 401(K) plan in the fiscal year ended September 30, 1988 for all full time employees. Any Company contributions are elective. The Company's expense for the year ended December 31, 2018 was $30,898.

3. RELATED PARTY TRANSACTIONS

Vaughan & Company Securities, Inc., Pension Administrators, Inc., and Lois M. Vaughan, Esq. are controlled under common ownership.

The Company rents office space from Lois Vaughan, spouse of the principal shareholder of the related companies. No long-term lease agreements exist. Rent expense paid to related party for the year ended December 31, 2018 was $59,472. Vaughan & Co. Securities, Inc. pays all occupancy expense except property taxes.

Related party transactions are summarized as follows:

	2018
Expenses	
Rent	$59,472

4. FUTURE LEASE COMMITMENTS

On July 23, 2015 the company entered into a 60 month lease agreement with Xerox Financial Services LLC. Monthly payments are $440 per month. As of December 31, 2018, there are 18 months remaining on the lease, with future minimum payments as follows:

December 31,	Amount
2019	5,280
2020	2,640

5. NET CAPITAL REQUIREMENTS - RESTATED

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2018, the Company had net capital of $107,556 which was $97,276 in excess of its required net capital of $10,280.

The ratio of aggregate indebtedness to net capital is 1.4336 to 1.

Subsequent to February 28, 2019, management discovered that the computation of basic net capital requirement under the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission utilized the minimum dollar net capital requirement of $5,000 instead of the minimum net capital required (6-2/3% of aggregate indebtedness) of $10,280. Supplemental Schedule I and Note 5 have been restated accordingly. These revisions had no impact on the Company's statement of financial condition, stockholders' equity, net income, or cash flows, and also had no impact on the Company's net capital. See Note 9.

6. INCOME TAXES

The provision for income taxes consists of:	2018
Total Provision (Only State of New Jersey)	$1,500

7. CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to credit risk consist principally of commissions receivable and cash. The Company earns commissions entirely from financial institutions and investment management firms. Historically, the Company has not incurred any credit related losses. Cash, which consists primarily of cash held in brokerage accounts, is not subject to FDIC insurance protection.

8. STOCKHOLDERS' EQUITY

Stockholders' equity is as follows:

	2018
Common stock	
Class A, voting, $3 par value — 100 shares authorized, 100 shares issued and outstanding	$ 300
Class B, nonvoting, $3 par value — 9,900 shares authorized, 9,900 shares issued and outstanding	29,700
Retained earnings	$ 77,556
Total Stockholders' Equity	$ 107,556

9. SUBSEQUENT EVENTS AND SUBSEQUENTLY DISCOVERED FACTS - RESTATED

These financial statements considered subsequent events through February 28, 2019 which was the date the financial statements were available to be issued. Subsequent to February 28, 2019, management discovered that the computation of basic net capital requirement under the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission utilized the minimum dollar net capital requirement of $5,000 instead of the minimum net capital required (6-2/3% of aggregate indebtedness) of $10,280. Supplemental Schedule I and Note 5 have been restated accordingly. Furthermore, management included an additional disclosure related to the impact of FASB Accounting Standards Codification (ASC) Topic 606 on the Company and included a clarifying disclosure pertaining to commissions receivable. Select identified disclosures within Note 1 have been restated accordingly. These revisions had no impact on the Company's statement of financial condition, stockholders' equity, net income, or cash flows, and also had no impact on the Company's net capital. These financial statements have been restated as of April 16, 2019 to reflect these revisions.

SUPPLEMENTARY INFORMATION

VAUGHAN & COMPANY SECURITIES, INC.

SCHEDULE I - RESTATED

**Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission**

December 31, 2018

Total stockholders' equity	$	107,556
Less ineligible assets:		
Advances to Affiliate		-
Securities Haircut		-
Prepaid Expenses		-
Prepaid Taxes		-
Total		-
Net Capital	$	107,556
Computation of net capital requirement:		
Minimum net capital required (6-2/3% of aggregate indebtedness)		10,280
Minimum dollar net capital requirement		5,000
Net capital requirement		10,280
Excess net capital	$	97,276
Capital Ratio (Maximum allowance of 15 to 1)		
Aggregate Indebtedness	$	154,195
Divided by: Net Capital		107,556
Percentage of Aggregate Indebtedness to Net Capital		1.4336

See Report of Independent Registered Public Accounting Firm
and Accompanying Notes.

VAUGHAN & COMPANY SECURITIES, INC.

SCHEDULE II

**Reconciliation Pursuant To Rule 17a-5(d)(4) of the
Securities and Exchange Commission**

December 31, 2018

Net capital as reported in company's part II FOCUS Report	$	124,073
Audit Adjustments (net)		(16,517)
Net capital per computation of net capital	$	107,556

See Report of Independent Registered Public Accounting Firm
and Accompanying Notes.

VAUGHAN & COMPANY SECURITIES, INC.

SCHEDULE III

Reconciliation of FOCUS Report to Audit Report

December 31, 2018

Assets

Total Assets per FOCUS Report	$	265,413
Decrease in Current Assets		(3,662)
Total Assets per Audit Report	$	261,751

Liabilities

Total Liabilities per FOCUS report	$	132,831
Increase in Accrued Expenses		21,364
Total Liabilities per Audit Report	$	154,195

Equity

Total Equity per FOCUS Report	$	132,582
Decrease in Retained Earnings		(25,026)
Total Equity per Audit Report	$	107,556

Revenue

Revenue per FOCUS Report	$	1,891,138
Increase for:		
Adjustments		21,176
Total Revenue per Audit Report	$	1,912,314

See Report of Independent Registered Public Accounting Firm
and Accompanying Notes.



A PROFESSIONAL CORPORATION

Founded 1982

76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Vaughan & Company Securities, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Vaughan & Company Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BDG-CPAs

BDG-CPAs, PC
Ridgewood, NJ
February 28, 2019

VAUGHAN & CO. SECURITIES, INC.

Financial Services To Small Business Owners, Professionals, and their Families for Generations

68 PASSAIC STREET · RIDGEWOOD, NEW JERSEY 07450
1-201-444-1361 · FAX 1-201-670-1352
E-MAIL: JDVIII@VAUGHANANDCO.COM
WEBSITE: WWW.VAUGHANANDCO.COM

Re: Vaughan & Co. Securities, Inc. / CRD# 18826

EXEMPTION REPORT – Schedule IV

Vaughan & Co. Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii): All customer transactions cleared through another broker-dealer, specifically Pershing, LLC, on a fully disclosed basis.

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

<u>Vaughan & Co. Securities, Inc.</u>

I, James D. Vaughan III, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____
James D. Vaughan III

Title: <u>CEO</u>

<u>February 28, 2019</u>



A PROFESSIONAL CORPORATION

Founded 1982

76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

Report of Independent Registered Public Accounting Firm on
Applying Agreed-Upon Procedures

To the Board of Directors and Stockholders of
Vaughan & Company Securities, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Vaughan & Company Securities, Inc. and the SIPC, solely to assist you and the SIPC in evaluating Vaughan & Company Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Vaughan & Company Securities, Inc.'s management is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Vaughan & Company Securities, Inc.'s compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Vaughan & Company Securities, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

BDG-CPAs

BDG-CPAs, PC
Ridgewood, NJ
February 28, 2019

SIPC-7	SECURITIES INVESTOR PROTECTION CORPORATION	SIPC-7
(36-REV 12/18)	P.O. Box 92185 Washington, D.C. 20090-2185 202-371-8300 **General Assessment Reconciliation**	(36-REV 12/18)

For the fiscal year ended 12/31/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
7*7*******1285*******************MIXED AADC 220
36916    FINRA    DEC
VAUGHAN & COMPANY SECURITIES INC
68 PASSAIC ST
RIDGEWOOD, NJ 07450-4310
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Corrected 2/28/19

2. A. General Assessment (item 2e from page 2)   2856 ~~2837~~ (JNV)

    B. Less payment made with SIPC-6 filed (exclude interest)   (1431)
    _7/25/18_
    Date Paid

    C. Less prior overpayment applied   ( )

    D. Assessment balance due or (overpayment)

    E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum

    F. Total assessment balance and interest due (or overpayment carried forward)   (JNV) $ ~~1406~~ 1,425

    G. **PAYMENT:** √ the box
    Check mailed to P.O. Box ☑ Funds Wired ☐ ACH ☐ $ ~~1406~~ 1,425 (JNV)
    Total (must be same as F above)

    H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Vaughan & Co. Securities
(Name of Corporation, Partnership or other organization)

James Vaul
(Authorized Signature)

Dated the **25** day of **February**, 20**19**.

CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

Eliminate cents

$ 1,991,138

1,904,329 (SN)

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

O

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

_____

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)

Total deductions   O

2d. SIPC Net Operating Revenues   1,904,37 $ 1,991,138 (SN)

2e. General Assessment @ .0015   2,856 $ 2,937 (SN)

(to page 1, line 2.A.)

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